Acacia Research Corporation

500 Newport Center Drive

Newport Beach, CA 92660

April 3, 2014

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Acacia Research Corporation Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 28, 2013 Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 3, 2014 File No. 000-26068

Dear Mr. Gilmore:

Set forth below are the responses of Acacia Research Corporation (“we,” “our” or “us”) to Staff comments made by letter dated March 20, 2014 (the “Comment Letter”), in connection with the Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 28, 2013 and the Form 10-K for the Fiscal Year Ended December 31, 2013 File March 3, 2014. The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter, and each response contains a reference to the page number(s), as applicable, where the responsive information may be found in the applicable Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Policies

Valuation of Long-lived and Intangible Assets, page 33

1.	Your response to prior comment 1 states that you generally utilize the “Income Approach” focusing on the future income producing capability of the patent portfolios over the remaining economic life of the patent portfolios. Please clarify whether you evaluate the potential impairment of your patents on a patent by patent basis or based on grouping certain patents together. Please also tell us any other valuation approaches considered.

We respectfully submit that we evaluate potential impairment of our patents at the patent portfolio level. Patent portfolios can be comprised of one patent or several related patents. We acquire patent portfolios with the intent to license, enforce and generate cash flows at the patent portfolio level. The patent portfolio unit of account represents the highest and best use of the assets at the point of acquisition, and it is unlikely that a licensee would license one patent in a patent portfolio comprised of several patents and not also obtain a license for the other related patents in the portfolio.

For purposes of estimating fair value, we also considered the “Market Approach,” which measures value based on what other purchasers in the market have paid for similar assets and the “Cost Approach,” which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. The “Income Approach” was ultimately selected as the best approach given our own set of facts and circumstances, as this approach attempts to capture the future cash flow benefits resulting from the licensing of the patent portfolio being evaluated.

2.	Your response to prior comment 1 indicates that you utilize estimated license fees in determining the estimated cash flows, and that the estimated license fees are based on estimated reasonable royalty rates applied to estimated market share data for potential future licensees. Please tell us how you determine the estimated market share data and your basis and reasons for using the estimated market share in determining the estimated license fees.

We respectfully submit that the “market share data” referred to and used consists of available data regarding unit counts and / or sales revenue data for products produced or sold by potential licensees, that the patented technology covers. In our prior response, the reference to “market share data” was intended to refer to infringing product unit count or sales data. Market data for applicable potential licensees for our patent portfolios is typically obtained from publicly available data or purchased from industry sources, including product and financial information obtained from licensee public filings, licensee corporate website data, historical market data and forecasts, technology research reports and specific industry reports.

The standard practice in the licensing industry is to base contractual license fees on an agreed upon royalty rate applied to unit counts or sales data related to infringing products, which provides the basis for our use of the estimated market share data described above, in determining estimated license fees in our analysis. As such, estimated revenues used in our analysis of fair value are determined by multiplying an estimated expected royalty rate by estimated infringing product unit counts or product related sales data.

Comparisons of the Results of Operations for Fiscal Years 2012, 2011 and 2010

Revenues and Other Operating Income

Revenues, page 35

3.	Your response to prior comment 2 indicates that the majority of your revenue agreements pertain to intellectual property rights are granted on a perpetual basis. However, your disclosures on page 35 and F-10 state that the intellectual property rights granted “may be” perpetual in nature. In future filings, please disclose that majority of intellectual property granted are perpetual in nature.

In future filings, to the extent applicable, we will clarify that the majority of intellectual property rights granted are perpetual in nature. For example, on page 33 of our Form 10-K for the Fiscal Year Ended December 31, 2013 we disclose the following:

“…For fiscal years 2013, 2012 and 2011, the majority of our revenue agreements provided for the payment to us of one-time, paid-up license fees in consideration for the grant of certain intellectual property rights for patented technology rights owned by our operating subsidiaries. These rights were primarily granted on a perpetual basis, extending until the expiration of the underlying patents……”

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Policies

Valuation of Long-lived and Intangible Assets, page 33

4.	We note from your disclosure on page 29 that you have shifted the focus of the company to increasingly serve smaller number of customers with higher quality patent portfolios. Please provide us with the list of all the patents included in the higher quality patent portfolios and the acquisition dates and costs of those patents. Please also provide annual revenues generated from each of the patents for each of the three years ended December 31, 2013.

We respectfully submit that the shift in focus referred to on page 29 as referenced in the Staff’s comment above, was intended to refer to our patent acquisition efforts and focus in future periods. This shift in focus occurred in late 2013. The shift did not impact patent portfolios owned by our operating subsidiaries as of late 2013, and did not specifically impact patent portfolio acquisitions in late 2013. The disclosure was meant to provide trend information about the focus of our future patent portfolio acquisitions and the characteristics of patent portfolios that we expect to evaluate for acquisition in future periods.

Consolidated Results of Operations

Comparison of the Results of Operations for Fiscal Years 2013, 2012, and 2011

Revenues and Other Operating Income, page 35

5.	We note your disclosure regarding the close correlation between the existence of trial dates and to potential future revenue events. We also note that you had three such trial dates in 2013. Please tell us your consideration for disclosing this information for 2012 and 2011, as this could be considered material information in understanding of the company’s results of operations. Refer to Section I. of SEC Release No. 33-8350.

We respectfully submit that we considered disclosure of information regarding trial dates in 2012 and 2011. Disclosure of the information for 2012 and 2011 was not made due to the lack of accurate data regarding number of trial dates in 2012 and 2011, as the information was not tracked or maintained as closely in prior periods. In 2012 and 2011, we were able to execute licensing agreements generating reported revenues earlier in the enforcement process, and in many cases prior to the scheduling of trial dates. In 2013, based on our experiences and feedback gained from negotiations with prospective licensees, prospective licensees proved to be less willing to execute deals without the determinative impact of pending trial dates. The disclosures regarding 2013 were meant to provide management’s thoughts regarding factors contributing to the decrease in revenues in 2013, and the belief that in 2013 and in future periods near term trial dates had and are expected to have a stronger correlation with potential revenue events. In management’s estimation, the correlation was a factor applicable in 2013, and will be applicable in future periods, but was not a significant factor in 2012 or 2011.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (949) 480-8300, or Mark Skaist, the Company’s outside legal counsel, at (949) 725-4117.

Very truly yours,
ACACIA RESEARCH CORPORATION

/s/ Clayton J. Haynes
Clayton J. Haynes
Chief Financial Officer and Treasurer